UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___March 2007_____

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: March 9th, 2007	By:	/s/ Rick Webber

(Signature)

Richard Ernest Webber
	Title:	CEO and President

Wellington, New Zealand – March 9th, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Updates Cheal Development

Cheal – PMP 38156 – New Zealand

Further to the Company’s news release of January 31 disclosing initial flow rates for the Cheal B3 well, the initial 10 day production testing of the Cheal B3 well was completed on 5 February 2007. During that time the well produced at an average rate of 434 barrels of oil per day and 283 thousand standard cubic feet of gas per day. The well was choked back throughout the test to maintain a flow rate of approximately 500 barrels of oil per day. Further testing of the Cheal B3 well is expected to commence on 9th March.

Testing of the Cheal B1 well commenced on 7 February 2007 and was jet pumped for 11 days. The well produced at an average of rate of 126 barrels of oil per day and 262 thousand standard cubic feet of gas per day and 7 barrels of water per day. The well has been shut in for a build up test.

Testing of the Cheal B2 well commenced on 19 February 2007 and was jet pumped for 14 days. The well produced at an average rate of 159 barrels of oil per day and 96 thousand cubic feet of gas per day and 1 barrel of water per day.

Workovers of the Cheal A3 and Cheal A4 wells and a re-entry and completion of the Cheal A2 well as a possible water injector are expected to commence in mid April. The tubing in the Cheal A3 and Cheal A4 wells will be replaced with chrome and the jet pump will be set closer to the Mt Messenger formation in order to improve the efficiency of the jet pumping operations.

The Cheal A5 and Cheal A6 wells will be drilled from the Cheal A site once construction of the production facilities has been completed. The wells are expected to spud in mid June and will be tied into the new facilities as soon as they are completed.

Construction of the Cheal production facilities continues at the Cheal A site with work progressing well. The main pipe racks and the electrical control house have now been installed along with one of the main coolers. Detailed engineering design on the pipelines connecting the Cheal A and Cheal B sites is nearing completion and the pipeline construction contract has been let. The gas sales agreement is nearly complete while negotiations to secure arrangements for the long term transportation, storage and sale of crude oil production are continuing.

Rick Webber, President and CEO of Austral Pacific said, “We are pleased with the results of the well testing, particularly so in regard to the B3 well. The better weather we are now experiencing has led to an acceleration of progress on the construction of the production facilities and we expect the plant to be commissioned in May with full production of 1900 barrels per day of oil available in July.”

Austral Pacific holds a 69.5% interest in the permit and is the operator.

Petroleum Exploration Permit (PEP) 38524 – New Zealand

On 8 March 2007, Austral Pacific was awarded PEP 38524 in the southern offshore Taranaki Basin. PEP 38524 is located immediately west and north of D'Urville Island and covers an area of 2,187 square kilometres. The first stage of the work programme requires Austral Pacific to undertake seismic reprocessing, acquire aeromagnetic data and complete either a 2D or 3D seismic survey by 1 April 2008.

Austral Pacific Energy Ltd holds a 100 percent interest in PEP 38524 and is the operator.

Web site: www.austral-pacific.com

Email: ir@austral-pacific.com

Phone: Rick Webber, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.